UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34886

Elster Group SE

(Exact name of registrant as specified in its charter)

Frankenstrasse 362

Essen, Germany 45133

+49 201-54580

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value €1.00 per share; American Depositary Shares (each representing one-fourth of one Ordinary Share)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares: 2

American Depositary Shares: 62

Pursuant to the requirements of the Securities Exchange Act of 1934, Elster Group SE has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ELSTER GROUP SE

Date:	September 11, 2012	By:	/s/ Thomas Preute
Name: Thomas Preute
Title: Managing Director and Chief Legal Officer

		By:	/s/ Simon Peckham
Name: Simon Peckham
Title: Managing Director